P.E. 2/11/02



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002.

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Translated Agenda of the Ordinary Shareholders' Meeting to be held at 4:00 P.M. on March 13, 2002, in the Auditorium of Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., at Ave. Alfonso Reyes #2202 Norte, Monterrey, N.L., Mexico

I. Report of the Board of Directors; Presentation of the Financial Statements of FOMENTO ECONOMICO MEXICANO, S.A. DE C.V., for the 2001 fiscal year, as well as the companies of which FOMENTO ECONOMICO MEXICANO, S.A. DE C.V. is the majority shareholder and in which FOMENTO ECONOMICO MEXICANO, S.A. DE C.V. has invested more than 20% of the companies' book value; and the report of the Examiner pursuant to Article 172 of the General Law of Commercial Companies ("Ley General de Sociedades Mercantiles") and the applicable provisions of the Stock Market Law ("Ley del Mercado de Valores").

II. Application of the Results for the 2001 Fiscal Year, including the payment of a cash dividend, in Mexican pesos, from the Retained Earnings Account, equal to Ps. 0.112 per each outstanding Series "B" share, and Ps. 0.140 per each outstanding Series "D" share, which correspond Ps. 0.560 per each "UB" unit and Ps. 0.672 per each "UBD" unit.

III. Proposal to allot a maximum, in Mexican pesos, of Ps. 3,000,000,000.00 towards the repurchase of shares.

IV. Election of the Directors and Examiners, and resolution with respect to their remuneration.

V. Appointment of the Audit Committee.

VI. Appointment of delegates for the Shareholders' Meeting.

VII. Minutes of the Shareholders' Meeting.

Translated Agenda of the Extraordinary Shareholders' Meeting to be held at 4:45 P.M. on March 13, 2002, in the Auditorium of Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., at Ave. Alfonso Reyes #2202 Norte, Monterrey, N.L., Mexico

I. Amendment of Articles 7, 11, 12, 19, 21, 22(f), 23, 25, 26, 27 and 29 of the by-laws of FOMENTO ECONOMICO MEXICANO, S.A. DE C.V., in accordance with reforms to the Stock Market Law, as well as the general provisions set forth by the National Banking Commission ("Comisión Nacional Bancaria y de Valores").

II. Proposal to list the shares of capital stock of FOMENTO ECONOMICO MEXICANO, S.A. DE C.V. on the Mercado de Valores Latinoamericanos de la Bolsa de Valores de Madrid ("Latibex").

III. Appointment of delegates for the Shareholders' Meeting.

IV. Minutes of the Shareholders' Meeting.

FEMSA

CONVOCATORIA

Por acuerdo del consejo de administración, se convoca a los accionistas de **FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.**, a las Asambleas Generales Ordinaria y Extraordinaria que deberán celebrarse a las 16:00 y 16:45 horas, respectivamente, del día 13 de Marzo del 2002, en el Auditorio de Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., ubicado en Ave. Alfonso Reyes #2202 Norte, en esta ciudad de Monterrey, N.L., de acuerdo con los siguientes órdenes del día:

ASAMBLEA GENERAL ORDINARIA
ORDEN DEL DIA:

Conocer y tomar los acuerdos que la asamblea estime convenientes, sobre:

I. Informe del consejo de administración; presentación de los estados financieros de **FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.**, correspondientes al ejercicio social del 2001, así como los correspondientes a las sociedades en las que esta sociedad es titular de la mayoría de las acciones y cuya inversión en las mismas excede del 20% de su capital contable; e informe del comisario, en los términos del artículo 172 de la Ley General de Sociedades Mercantiles y de las disposiciones aplicables de la Ley del Mercado de Valores.
II. Aplicación de la cuenta de resultados del ejercicio social del 2001, en la que se incluya decretar y pagar un dividendo en efectivo, en moneda nacional, a razón de $0.112 por cada acción Serie "B" y a razón de $0.140 por cada acción Serie "D", correspondiendo un total de $0.560 para cada Unidad "UB" y $0.672 para cada Unidad "UBD", emisión Julio de 1998.
III. Propuesta para establecer como monto máximo de recursos que podrán destinarse a la compra de acciones propias, la cantidad de $3,000'000,000.00 moneda nacional.
IV. Elección de los miembros del Consejo de Administración y de Comisarios, propietarios y suplentes, y determinación de sus honorarios.
V. Nombramiento del Comité de Auditoría.
VI. Nombramiento de delegados.
VII. Lectura y aprobación en su caso, del acta de la asamblea.

ASAMBLEA GENERAL EXTRAORDINARIA
ORDEN DEL DIA:

Conocer y tomar los acuerdos que la Asamblea estime convenientes, sobre:

I. Modificación de los artículos 7o., 11o., 12o., 19o., 21o., 22o. inciso f), 23o., 25o., 26o., 27o. y 29o. de los estatutos sociales de **FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.**, para adecuarlos a las reformas de la Ley del Mercado de Valores así como a las disposiciones de carácter general expedidas por la Comisión Nacional Bancaria y de Valores.
II. Propuesta, y en su caso aprobación, para inscribir las acciones representativas del capital social de **FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.**, en el Mercado de Valores Latinoamericanos de la Bolsa de Valores de Madrid ("Latibex").
III. Nombramiento de delegados.
IV. Lectura y aprobación en su caso, del acta de la asamblea.

Para asistir a las asambleas, los accionistas deberán estar inscritos como tales en el registro que lleva la sociedad y depositar sus acciones en la secretaría de la sociedad o en cualquier institución de crédito que opere en el país o estar depositadas en S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores, para obtener la constancia para ingresar a las asambleas.

Cuando el depósito se haga en instituciones de crédito, la institución que reciba el depósito deberá expedir el certificado relativo y notificar por carta o telegráficamente a la secretaría de la sociedad la constitución del depósito, nombre del depositante y en su caso, el de su representante. En el caso de acciones depositadas en S.D. Indeval, S.A. de C.V., Instituto para el Depósito de Valores, éste deberá comunicar oportunamente a la secretaría de la sociedad el número de acciones que cada uno de sus depositantes mantenga en dicho instituto, indicando si el depósito se ha hecho por cuenta propia o ajena, debiendo esta constancia complementarse con el listado de nombres de los depositantes.

El depósito de las acciones, la entrega de constancias, la comunicación o aviso, en su caso, deberá hacerse a la secretaría de la sociedad ubicada en General Anaya número 601 poniente, 4o. Piso, Colonia Bella Vista de esta ciudad, de Monterrey, N.L., con anticipación de 48, cuarenta y ocho horas, por lo menos al día y hora señalados para la celebración de las asambleas.

Los accionistas podrán hacerse representar en las asambleas, por apoderados mediante simple carta poder o mediante poder otorgado en los formularios a que se refiere el artículo 14 bis 3 de la Ley del Mercado de Valores, mismos que deberá recibir la secretaría de la sociedad con la anticipación señalada anteriormente. Los formularios de los poderes referidos estarán disponibles en la secretaría de la sociedad.

Monterrey, N.L., a 21 de febrero del 2002
FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2002

Fomento Económico Mexicano, S.A. de C.V.



By: ______________________________

Name: Gerado Estrada

Title: Chief Financial Officer